Room 4561
via fax (512) 683-8411

May 4, 2007

Dr. James J. Truchard
Chairman of the Board and President
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas 78759

> **RE: National Instruments Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 8-K filed January 30, 2007**
> **File No. 0-25426**

Dear Dr. Truchard:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> Kathleen Collins
> Accounting Branch Chief